Exhibit 99.1

PRESS RELEASE

SMX Announces Appointment of Dr. Amnon Azoulay

as

Head of Online and Industrial Detectors

New York, 20 March 2024 – SMX (Security Matters) PLC (NASDAQ:SMX; SMXWW) is pleased to announce the appointment of Dr. Amnon Azoulay as the new head of online and industrial detectors for SMX. Dr. Azoulay brings a wealth of experience and expertise in multidisciplinary technological management to the Company. With a Ph.D. in condensed matter physics, Dr. Azoulay has spent over 25 years transforming ideas into turnkey products, demonstrating ability to create vision and inspire teams towards achieving innovative outcomes.

Dr. Azoulay’s extensive background includes pioneering work in additive manufacturing, particularly in 3D polymer printing, as well as non-destructive evaluation (NDE) and imaging systems, including ultrasound, X-Ray, Neutrons, and Terahertz technologies. His expertise extends to the development of nuclear sensors, gas-surface interaction analysis, and the creation of highly complex automated systems incorporating robotics, fast data acquisition, and diverse sensing technologies. SMX believes that this wide-ranging experience positions him exceptionally well to contribute to SMX’s endeavors in enhancing recycling processes and advancing circular economy initiatives through innovative scanning technology.

Throughout his career, Dr. Azoulay has held significant positions, including Head of the 3D Printing Lab at the National Research Center (NRC), where he established a center for developing new printing methods and polymers for additive manufacturing technologies. His role in leading the NDT Department and the Ultrasonic Section at NRC involved the management of large projects, budgeting, and the establishment of scientific infrastructures, highlighting his capability in leadership and business development in cutting-edge technological fields.

Dr. Azoulay’s appointment comes at a crucial time when SMX is spearheading efforts to improve supply chain transparency and brand protection through technological innovation. SMX believes that his proven track record in R&D, particularly in the fields of ultrasound technology, signal analysis, and robotics, combined with his leadership in managing high-impact projects, makes him an invaluable asset to SMX. Dr. Azoulay’s dedication to ethical, sustainable, and transparent practices aligns perfectly with SMX’s mission, promising to drive significant advancements in the projects under his oversight.

About SMX

SMX integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The company’s nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide all stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, SMX’s technologies help companies address ESG commitments and transition more successfully to a low-carbon economy.

Website:www.smx.tech

For further information contact:

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

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PRESS RELEASE

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: the successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of metals, steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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